EXHIBIT 99.1

Ero Copper to Release First Quarter 2022 Financial and Operating Results on May 9, 2022

VANCOUVER, British Columbia, April 11, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) will publish its first quarter 2022 financial and operating results on Monday, May 9, 2022 after market close. The Company will host a conference call to discuss the results on Tuesday, May 10, 2022 at 11:30am Eastern time (8:30am Pacific time).

CONFERENCE CALL DETAILS

Date:	Tuesday, May 10, 2022
Time:	11:30am Eastern Time (8:30am Pacific Time)
Dial In:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call
Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	8813

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil.

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com